                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 11-K/A
                                Amendment No. 1

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______________ to _____________

                          Commission File Number 1-5672

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

                              ITT INDUSTRIES, INC.
                   4 WEST RED OAK LANE, WHITE PLAINS, NY 10604

This Form 11-K/A amends the Registrants annual report on Form 11-K for the year ended December 31, 2003 as filed on June 28, 2004 and is being filed to reflect the restatement the Registrant's Supplemental Schedule of Assets (Held at end of Year) (See Note 1 to the supplemental schedule) as of December 31, 2003.

                   ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES

                                                                                                               PAGE
                                                                                                               ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                      F-1
FINANCIAL STATEMENTS:
      Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                       F-2
      Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2003         F-3
      Notes to Financial Statements                                                                          F-4 - F-10
SUPPLEMENTAL SCHEDULE:
      Form 5500, Schedule H, Line 4i - Schedule of Asset (Held at End of Year) as of December 31, 2003
        (Restated)                                                                                           F-11 - F-32
      Exhibit 23 - Consent of Independent Registered Public Accounting Firm                                  F-33

All schedules not required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
ITT Industries Investment and Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of ITT Industries Investment and Savings Plan for Salaried Employees as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the supplemental schedule, the accompanying supplemental schedule has been restated.




June 18, 2004
(October 27, 2004 as to Note 1 to the supplemental schedule)

These financial statements have been prepared from the Company's books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2003.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

       BY:  /s/ Keith E. Johnson
            ------------------------------------------------------------------
            (Keith E. Johnson, Director, Pension/Savings Plan Administration)


       June 28, 2004
       -------------------
       (Date)

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                              December 31
                                              -----------
                                         2003           2002
                                         ----           ----
Assets:

Investments                            $1,733,725    $1,492,127

Receivables:
  Dividends                                 1,496         1,739
  Interest                                  2,596         2,964
  Employer Contributions                      596         1,276
  Participant Contributions                 1,725         3,457
  Unsettled Security Sales                  1,390        48,829
                                       ----------    ----------
      Total Receivables                     7,803        58,265

Liabilities:

  Accrued Financial Services Expense           30             -
  Unsettled Security Purchases                403        50,032
                                       ----------    ----------
      Total Liabilities                       433        50,032
                                       ----------    ----------

Net Assets Available for Benefits      $1,741,095    $1,500,360
                                       ==========    ==========

The accompanying notes to financial statements are an integral part of the above statements.

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                                         Year Ended
                                                       December 31, 2003
                                                       -----------------
Additions:

  Additions to Net Assets Attributed to:
    Investment Income:
      Net Appreciation in Fair Value of Investments        $210,242
      Dividends                                               7,973
      Interest                                               29,532
                                                         ----------
         Total Investment Income                            247,747
  Contributions:
      Participants                                           54,665
      Employer                                               19,589
      Rollovers                                               5,050
                                                         ----------
         Total Contributions                                 79,304

         Total Additions                                    327,051
                                                         ----------
Deductions:
  Deductions from Net Assets Attributed to:
      Withdrawals and Distributions                         (79,769)
      Investment Management Expenses                         (1,648)
      Administrative Expenses                                (3,017)
      Asset Transfers, Net                                   (1,882)
                                                         ----------
         Total Deductions                                   (86,316)

         Increase in Net Assets                             240,735
                                                         ----------
Net Assets Available for Benefits:
         Beginning of Year                                1,500,360
                                                         ----------

         End of Year                                     $1,741,095
                                                         ==========

The accompanying notes to financial statements are an integral part of the above statement.

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002, AND FOR
                        THE YEAR ENDED DECEMBER 31, 2003
                                ($ IN THOUSANDS)

1. DESCRIPTION OF THE PLAN

The following description of the ITT Industries Investment and Savings Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

GENERAL--The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Industries, Inc. (the "Company"). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Deutsche Bank Trust Company Americas and State Street Bank & Trust Company acted as the Plan's trustees (the "Trustees") for the period from January 1, 2003 to January 30, 2003 and January 31, 2003 to December 2003, respectively.

CONTRIBUTIONS--

EMPLOYEE--An eligible employee as defined in the Plan ("Member") may generally elect to contribute 2% to 25% of base salary. A Member (other than a Member subject to Puerto Rico's income tax) may designate his/her savings as Before-Tax Savings, After-Tax Savings, or any combination of the two. Effective January 1, 2002 and as a result of the IRS Non-Discrimination Test results, a participant who is considered a Highly Compensated Employee under the Plan may elect Plan savings up to a maximum of 14% of base pay as either Before-Tax Savings, After-Tax Savings, or any combination subject to the dollar limitation contained in section 402(g) of the Internal Revenue Code (the "Code").

Effective November 27, 2001, the Plan was amended to include an Employee Stock Ownership Plan ("ESOP"). Beginning on that date, all Company contributions, including the future Company contributions to the Plan, have been deposited into the ESOP. As a result of this change, all dividends associated with the Company contributions held in the ITT Industries Stock Fund in the Plan are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the ITT Industries Stock Fund or paid to them in cash on a quarterly basis. All shares in the ESOP are allocated.

Effective November 12, 2002, the Plan's Members are no longer required to have their Company contributions invested in the ITT Industries Stock Fund. All Members will have the ability to invest their company contributions in any of the Plan's investment options.

EMPLOYER-- An amount equal to 50% of a Member's first 6% of covered compensation is matched by the Company. In addition, the Company contributes 1/2 of 1% of covered compensation to the Floor Company Contributions Account, as defined by the Plan, of each eligible Member.

Upon enrollment in the Plan, a Member may direct employee contributions in any whole percentage from 2% to 25% (subject to IRS limit) to any of twelve investment options, and the Member can change his/her future savings and reallocate his/her accumulated investments in 1% increments on a daily basis among the twelve funds limited to a maximum of four transactions per month. The twelve funds are as follows:

      ITT Industries Stock Fund
      Managed Equity Index Fund
      Stable Value Fund
      Balanced Fund
      Long Term Bond Fund
      Equity Value Fund
      Aggressive Growth Fund
      Global Equity Fund
      Small Cap Equity Fund
      Asset Allocation Fund - Conservative
      Asset Allocation Fund - Moderate
      Asset Allocation Fund - Aggressive

For Plan years beginning on or after January 1, 2000, the Company, or its designee, shall determine the amount of the Minimum Employer Contribution. The Minimum Employer Contribution for each Plan Year shall be deemed to be satisfied as of the date the aggregate amount of Before-Tax Savings Contributions, Matching Company Contributions, and Floor Company Contributions for each Taxable Year equals the amount of the Minimum Employer Contribution for such Plan Year.

MEMBER ACCOUNTS--Each Member's account is credited with the Member's Contributions, Company Contributions and an allocation of Plan earnings, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan Information document. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Plan accounts are valued and reconciled between the trustee and recordkeeper daily. The Plan transactions are handled through a toll-free number, electronically, over the internet, or by speaking to a Plan representative at the Benefits Center.

A Member or Deferred Member may perform a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.

VESTING--Members are immediately vested in their contributions and the Company Floor Contributions plus earnings thereon. Member's interests in Matching Company Contributions vest according to the following schedule:

                                            Non-forfeitable
        Years of Service                      Percentage
        ----------------                      ----------
Less than 1 year.........................         0%
1 but less than 2 years..................        20%
2 but less than 3 years..................        40%
3 but less than 4 years..................        60%
4 but less than 5 years..................        80%
5 or more years..........................       100%

As of December 31, 2003 and 2002, the cumulative Matching Company Contributions and Floor Company Contributions made on behalf of all Members, including a pro-rata share of investment income, were as follows:

                2003       2002
                ----       ----
Vested        $705,452   $607,506
Non-vested       6,302     13,050
              --------   --------
              $711,754   $620,556
              ========   ========

FORFEITURES--Forfeitures of the non-vested portion of any Member's Matching Company Contributions are applied to reduce future Company Contributions. Forfeitures for the years ended December 31, 2003 and 2002 were $359 and $671, respectively.

MEMBER LOANS--A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the Vested Share, or fifty thousand dollars reduced by the Member's highest outstanding loan balance, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred eighty months. Members may have two loans outstanding at the same time.

Effective January 6, 2003, a terminated Member may continue to make loan payments on their loans after separation by contacting the Plan's Benefits Center. However, no new loans can be requested after termination of employment.

PAYMENT OF BENEFITS--On termination of service due to death, disability, or retirement, a Member or his/her surviving spouse beneficiary may elect to receive either a lump-sum amount equal to the value of the Member's vested interest in his/her account, or under two alternative installment options. Upon the death of a Member, if the beneficiary is a non-spouse, the distribution must be made within five years from the Member's date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member's date of death. For termination of service due to other reasons, a Member may receive the value of the vested interest in his/her account as a lump-sum distribution, a rollover to another qualified plan or a conduit IRA, or under two alternative installment options. In either case, a Member or his/her surviving spouse beneficiary whose vested account balance is more than three thousand five hundred dollars may elect to keep his/her account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive investment contract investments which are stated at contract value (Note 6). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

EXPENSES--The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2003, these expenses amounted to 0.17%. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Trust. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Industries Stock Fund.

PAYMENT OF BENEFITS--Benefit payments to Members are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $272 and $0 at December 31, 2003 and 2002 respectively.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets:

                                                                                                     December 31
                                                                                                     -----------
                                                                                                  2003         2002
                                                                                                  ----         ----
*ITT Industries Common Stock, 7,833,063 and 9,048,386 shares, respectively                      $581,292     $549,144
Investment Contract with Transamerica Life Insurance Company, Matures 01/31/2013, 5.73% and
  1/31/2017, 6.47% respectively.                                                                  n/a        $116,437
Investment Contract with Union Bank of Switzerland,                                               n/a        $ 93,429
Investment Contract with Monumental Life Insurance Company                                      $186,971     $ 80,952
Investment Contract with Caisse des Depots et Consignations                                     $184,094        n/a
JP Morgan Index Fund, 8,875,652 and 8,454,948 shares respectively                               $180,412     $132,658
Investment Contract with Bank of America                                                        $161,442        n/a

----------
* Permitted party-in-interest

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $210,242, as follows:

Mutual Funds              $ 44,018
Common Stock               166,480
Corporate Bond                 (28)
U.S. Bonds                     (67)
U.S. Notes                    (142)
Other Federal Agencies         (19)
                          --------
     Net appreciation     $210,242
                          ========

4. PLAN TRUSTEE

During 2003 State Street Bank and Trust Company acquired the Global Custody business of Deutsche Bank Trust Company Americas. Accordingly, Deutsche Bank Trust Company Americas served as Trustee from January 1, 2003 to January 30, 2003 and was succeeded by State Street Bank & Trust for the period from January 31, 2003 to December 31, 2003.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into numerous group annuity contracts with 7 regulated insurance carriers. These contracts, which are classified as part of the Stable Value Fund, are included in the financial statements at contract value because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings and less Plan withdrawals and administrative expenses. The fair value of the investment contracts at December 31, 2003 and 2002 was $617,206 and $583,041, respectively. The fair values of these contracts were in excess of the book value at December 31, 2003 by approximately $17,958 and $24,533 at December 31, 2002.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the investment contracts at December 31, 2003 and for the year ended December 31, 2003 were 4.45% and 4.46% respectively. The crediting interest rate for the investment contracts had a range from 3.18% to 6.17% at December 31, 2003 and from 4.77% to 7.55% at December 31, 2002. The crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. The investment contracts have scheduled maturities from December 31, 2004 to May 31, 2018.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are held in funds managed by Deutsche Bank Trust Company Americas. For the period from January 1, 2003 to January 30, 2003 Deutsche Bank Trust Company Americas was the Trustee as defined by the Plan, therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for Trustee and investment management services provided by Deutsche Bank Trust Company Americas amounted to $329 for the year ended December 31, 2003. Certain administrative functions are performed by the officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan.

At December 31, 2003 and 2002, the Plan held 7,833,063 and 9,048,336 shares, respectively, of common stock of ITT Industries, Inc., the sponsoring employer, with a cost basis of $273,028 and $293,816, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $5,555.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

9. ASSET TRANSFERS

During 2003, assets in the amount of $597 were transferred to the Plan from the ITT Industries BIW ("BIW") Connector Systems Employees' Savings Plan with respect to salaried employees of BIW who became eligible to participate in the Plan as of January 1, 2003. In addition, assets in the amount of $2,480 were transferred from the Plan to the HiSan, Inc. ("HiSan") Investment and Savings Plan with respect to salaried employees of HiSan who were no longer eligible to participate in the Plan as of January 1, 2003.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan's Form 5500:

                                                                           As of
                                                                         December 31
                                                                         -----------
                                                                    2003           2002
                                                                    ----           ----
Net assets available for benefits per the financial statements    $1,741,095    $1,500,360
   Amounts allocated to withdrawing Members                             (272)            -
                                                                  ----------    ----------
Net assets available for benefits per the Form 5500               $1,740,823    $1,500,360
                                                                  ==========    ==========

The following is a reconciliation of benefits paid (withdrawals) to Members according to the financial statements to the Form 5500:

                                                                           Year Ended
                                                                        December 31, 2003
                                                                        -----------------
Benefits paid to Members per the financial statements                        $79,769
Add:  Amounts allocated to withdrawing Members at December 31, 2003              272
Less:  Amounts allocated to withdrawing Members at December 31, 2002               -
                                                                             -------
Benefits paid to Members per the Form 5500                                   $80,041
                                                                             =======

                                                                 EIN: 13-5158950
                                                                 PN: 100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)      (B) ISSUER/                                                                         (E) CURRENT
FUND         UNITS                        (C) DESCRIPTION OF INVESTMENT                         VALUE
----   --------------                     -----------------------------                   -----------------
INTEREST BEARING CASH

         JPMCB PUBLIC BONDS FUND          MUTUAL FUND
BBHS    1,533,025.800                                                                        27,839,748.58

         JPMCB MORTGAGE PRIVATE           PLACEMENT FD
BBHS      473,298.480                                                                         9,664,754.85

         MORGAN GUARANTY TRUST CO OF NY LIQUIDITY FUND                   12/31/2003
BBHP       104,695.06                                                                           104,695.06
BBHQ        70,108.23                                                                            70,108.23
BBHR       191,644.80                                                                           191,644.80
BBHS       566,778.59                                                                           566,778.59

          STATE STREET BANK + TRUST CO    SHORT TERM INVESTMENT FUND
BBHA    3,212,780.420                                                                         3,212,780.42
BBHB   19,766,901.260                                                                        19,766,901.26
BBHI   14,875,027.380                                                                        14,876,027.38
BBHL    1,667,926.090                                                                         1,667,926.09
       --------------                                                                     ----------------
       42,462,186.11                                                                         77,961,365.26

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)             (B) ISSUER/                                                            (E) CURRENT
FUND               UNITS                  (C) DESCRIPTION OF INVESTMENT                   VALUE
----     -------------------------        -----------------------------               -------------
U.S. GOVERNMENT SECURITIES

           FNMA POOL  481585
BBHI        126,562.390                                                                  131,118.06

           FNMA POOL 491783
BBHI        133,875.330                                                                  140,744.70

           UNITED STATES TREAS BDS         DTD 8/15/83    8/15/13   08
BBHI      3,675,000.000                                                                5,077,530.67

           UNITED STATES TREAS NTS
BBHI      4,840,000.000                                                                4,873,463.76

           UNITED STATES TREAS NTS
BBHI      3,420,000.000                                                                3,437,233.38

           UNITED STATES TREAS NTS
BBHI      5,705,000.000                                                                5,724,613.79
         --------------                                                               -------------
         17,900,437.720                                                               19,384,704.36

                                                                EIN:  13-5158950
                                                                PN:   100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)             (B)  ISSUER/                                                   (E) CURRENT
FUND                 UNITS                  (C) DESCRIPTION OF INVESTMENT          VALUE
----            ------------                -----------------------------       ----------
CORP. DEBT INSTR. - PREFERRED

               ASSOCIATES CORP NORTH AMER
BBHI            310,000.000                                                     324,861.09

               GENERAL ELEC CAP CORP MTN         TRANCHE TR 00448
BBHI            225,000.000                                                     229,379.62

               MCDONALDA CORP MTN                TRANCHE TR 00086
BBHI            240,000.000                                                     244,496.88
                -----------                                                     ----------
                775,000.000                                                     798,737.59

                                                                EIN:  13-5158950
                                                                PN:   100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


 (A)            (B) ISSUER/                                            (E) CURRENT
 FUND               UNITS          (C) DESCRIPTION OF INVESTMENT          VALUE
-----           -----------        -----------------------------       ----------
CORPORATE STOCKS - PREFERRED

                NEWS CORP LTD         SPNSRD ADR REP PFD LTD
BBHI            25,658.600                                             776,172.52
                ----------                                             ----------
                25,658.600                                             776,172.52

                                                                EIN:  13-5158950
                                                                PN:   100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)            (B) ISSUER/                                                      (E) CURRENT
FUND              UNITS                        (C) DESCRIPTION OF INVESTMENT        VALUE
----           ------------                    -----------------------------   ------------
CORPORATE   STOCKS - COMMON

               COOPER INDUSTRIES LTD                    SHS A
BBHL             10,300.000                                                      596,679.00

               REMAISSANCERE HOLDINGS LTD               SHS
BBHL              8,900.000                                                      436,545.00

               TRANSOCEAN INC                           SHS
BBHI             26,000.000                                                      624,260.00

               WEATHERFORD INTL LTD                     COMMON STOCK
BBHI             25,500.000                                                      918,000.00

               XL CAPITAL LTD                           SHS A
BBHI             21,700.000                                                    1,682,835.00

               FLEXTRONICS INTERNATIONAL LTD            SHS
BBHL             63,600.000                                                      943,824.00

               ADC TELECOMMUNICATIONS INC               COM
BBHL             68,200.000                                                      202,554.00

               AMR CORP DEL                             COM
BBHI             64,800.000                                                      839,160.00

               ABBOTT LABS                              COM NPV
BBHI              1,000.000                                                       46,600.00

               AGILENT TECHNOLOGIES INC                 COM
BBHI             26,900.000                                                      786,556.00

               ALTRIA GROUP INC                         COM
BBHL             15,000.000                                                      816,300.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)

(A)          (B) ISSUER/                                            (E) CURRENT
FUND            UNITS             (C) DESCRIPTION OF INVESTMENT        VALUE
----    ----------------------    -----------------------------    -------------
        AMERADA HESS CORP         COM NPV
BBHI       6,300.000                                                 334,971.00

        AMERICAN ELEC PWR INC     COM
BBHL      44,700.000                                               1,363,797.00

        AMERISOURCEBERGEN CORP    COM
BBHI       2,600.000                                                145,990.00

        APOGENT TECHNOLOGIES INC  COM
BBHI      22,400.000                                                516,096.00

        ARCH COAL INC             COM
BBHI      25,100.000                                                782,367.00

        ARRON ELECTRS INC         COM
BBHI      20,000.000                                                462,800.00

        AVENTIS                   SPONSORED ADR
BBHL       4,800.000                                                318,048.00

        AVNET INC                 COM
BBHL      18,500.000                                                400,710.00

        BJ SVCS CO                COM
BBHL      11,800.000                                                423,620.00

        BP PLC                    SPONSORED ADR
BBHL      11,600.000                                                572,460.00

        BANK AMER CORP            COM
BBHL      20,900.000                                              1,680,987.00

        BANK NEW YORK INC         COM
BBHI      33,500.000                                              1,109,520.00

                                                                 EIN: 13-5158950
                                                                 PN: 100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
          AS OF DECEMBER 31,2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)

(A)     (B) ISSUER/                                                          (E) CURRENT
FUND        UNITS                      (C) DESCRIPTION OF INVESTMENT              VALUE
----        -----                       -----------------------------             -----
        BANK ONE CORP                                COM
BBHI       16,900.000                                                             770,471.00

        BARRICK G0LD CORP                            COM
BBHI       19,500.000                                                             442,845.00

        BOISE CASCADE CORP                           COM
BBHI       46,300.000                                                           1,521,418.00

        BRINKER INTL INC                             COM
BBHI       14,700.000                                                             487,452.00

        BRISTOL HYERS SQUIBB CO                      COM
BBHI       19,300.000                                                             551,980.00

        BURLINGTON NORTHN SANTA FE                   COM
BBHL       20,700.000                                                             669,645.00

        CSX CORP                                     COM
BBHI       21,000.000                                                             754,740.00
           22,700.000                                                             815,838.00

        CAMBREX CORP                                 COM
BBHI       18,600.000                                                             469,836.00

        CERIDIAN CORP NEW                            COM
BBHI       50,500.000                                                           1,057,470.00

        CHEVRONTEXACO CORP                           COM
BBHL       10,400.000                                                             898,456.00

        CHUBB CORP                                   COM
BBHL       23,200.000                                                           1,579,920.00

        CITIGROUP INC                                COM
BBHL       29,100.000                                                           1,412,514.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)          (B) ISSUER/                                                  (E) CURRENT
FUND            UNITS                   (C) DESCRIPTION OF INVESTMENT         VALUE
----    --------------------------      -----------------------------     ------------
        COMCAST CORP NEW                CL A SPL
BBHL      27,900.000                                                         872,712.00

        COMPASS MINERALS INTL INC       COM
BBHI      13,500.000                                                         192,780.00

        COMOCOPHILLIPS                  COM
BBHL      35,244.000                                                       2,310.949.08

        CONSOL ENERGY INC               COM
BBHI      20,900.000                                                         541,310.00

        COOPER TIRE + RUBR CO           COM
BBHL      6,500.000                                                          138,970.00

        COSTCO WHSL CORP NEW            COM
BBHI      21,800.000                                                         810,524.00

        DIRECTV GROUP INC               COM
BBHI      86,355.380                                                       1,429,181.47

        DONNELLEY R R & SONS CO         COM
BBHL      6,400.000                                                          192,960.00

        DOUBLECLICK INC                 COM
BBHI      39,700.000                                                         405,734.00

        EATON VANCE CORP                COM NO VTG
BBHI      11,900.000                                                         436,016.00

        EDWARDS A G INC                 COM
BBHI      15,400.000                                                         557,942.00

        ENTERGY CORP                    COM
BBHL      14,100,000                                                         805,533.00


                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)          (B) ISSUER/                                                  (E) CURRENT
FUND            UNITS                   (C) DESCRIPTION OF INVESTMENT         VALUE
----    -------------------------       -----------------------------     ------------
        FHC TECHNOLOGIES INC            COM
BBHI      13,848.000                                                        322,658.40

        FEDERAL HOME LN MTG CORP.       COM
BBHL       8,300.000                                                        484,056.00

        FEDERAL HATK HTG ASSH           COM
BBHL      17,100.000                                                      1,283,526.00

        FEDERATED DEPT STORES INC DEL   COM
BBHL       8,400.000                                                        395,892.00

        FISHER SCIENTIFIC INTL INC      COM NEW
BBHI      18,800.000                                                        777,756.00

        FLEETBOSTON FINL CORP           COM
BBHL      16,100.000                                                        702,765.00

        GENERAL ELEC CO                 COM
BBHL      41,400.000                                                      1,282,572.00

        GENUINE PARTS CO                COM
BBHL      19,546.000                                                        648,927.20

        GLAXOSMITHKLINE PLC             SPONSORED ADR
BBHL      33,300.000                                                      1,552,446.00

        GOLDEN WEST FINL CORP DEL       COM
BBHL      11,000.000                                                      1,135,090.00

        GOODRICH CORP                   COM
BBHI       12,900.00                                                        383,001.00

        GREAT LAKES CHEMICAL CORP       COM
BBHI      33,400.000                                                        908,146.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)          (B) ISSUER/                                                  (E) CURRENT
FUND            UNITS                   (C) DESCRIPTION OF INVESTMENT         VALUE
----    --------------------            -----------------------------     ------------
        GUIDANT CORP                    COM
BBHL       4,800.000                                                          288,960.00

        HALLIBURTON CO                  COM
BBHI      40,400.000                                                        1,050,400.00

        HARMONY GOLD MNG LTD            SPONSERED ADR
BBHI      43,200.000                                                          701,136.00

        HEWITT ASSOCS INC               COM
BBHI      12,100.000                                                          361,790.00

        HEWLETT PACKARD CO              COM
BBHL      88,600.000                                                        2,035,142.00

        INC GLOBAL INC                  COM
BBHI      34,500.000                                                          342,585.00

        ITT INDS INC                    COM
BBHA    7,833,063.00                                                      581,291,605.23

        INGRAM MICRO INC                CL A
BBHL      18,600.000                                                          295,740.00

        INTERNATIONAL PAPER CO          COM
BBHL      12,896.000                                                          555,946.56

        INTERPUBLIC GROUP COS INC       COM
BBHI      51,700.000                                                          806,520.00

        JPMCB MACS EQUITY               ITTS MACS EQUITY FUND
BBHR      29,803.908                                                          504,580.16

        ITT EMERGING MARKETS FD         JP MORGAN AGGRESSIVE FD
BBHQ       5,465.351                                                          123,298.31
BBHR       5,053.324                                                          114,002.98

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)               (B) ISSUER/                                                 (E) CURRENT
FUND                 UNITS                   (C) DESCRIPTION OF INVESTMENT        VALUE
----        -----------------------          -----------------------------   --------------
            JPMCB US ACT FIX CORE            ITTS FIXED CORE FUND
BBHP                61,428.410                                                 1,504,996.04
BBHQ                77,573.600                                                 1,900,553.20
BBHR                26,181.082                                                   641,436.50

            JPMCB US SMALL COMP EQ2          ITTS US SH CAP EQ FD
BBHQ                 8,002.070                                                   117,790.47
BBHR                 8,959.298                                                   131,880.86

            JPMCB US REAL ESTATE SEC         ITTS US REAL EST SEC FUND
BBHQ                 5,523.829                                                   105,836.56
BBHR                 6,115.094                                                   117,165.20

                   JPMCB DISC EQ FD          ITTS EQUITY FUND
BBHP                 8,086.300                                                   161,564.25
BBHQ                50,511.136                                                 1,009,212.49

            JPMCB STRAT SMALL COMP EQ        ITTS STRAT SH CO EQ FD
BBHP                 2,602.470                                                    57,280.45
BBHQ                20,644.251                                                   454,379.96
BBHR                17,729.412                                                   390,224.35

            JP MORGAN EMERG MKTS EQ FOC FD   ITTS EMERG MKTS EQ OPP FD
BBHR                 6,427.796                                                    96,609.77

                 JPM INDEX                   ITT JP MORGAN INDEX FUND
BBHJ             8,875,652.203                                               180,442,009.29

            JANUS CAP GROUP INC              COM
BBHI                41,100.000                                                   674,451.00

            JEFFERSON PILOT CORP             COM
BBHL                17,700.000                                                   896,505.00

            KIMBERLY CLARK CORP              COM
BBHI                17,000.000                                                 1,010,439.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)



(A)               (B) ISSUER/                                                (E) CURRENT
FUND                 UNITS                   (C) DESCRIPTION OF INVESTMENT        VALUE
----        -------------------------        -----------------------------    -------------
            KROGER CO                        COM
BBHI                29,400.000                                                 544,194.00
BBHL                20,800.000                                                 385,008.00

            LEAR CORP                        COM
BBHL                11,700.000                                                 717,561.00

            LEHMAN BROTHERS HLDGS INC        COM
BBHL                16,200.000                                               1,250,964.00

            LIMITED BRANDS  INC              COM
BBHI                20,700.000                                                 373,221.00

            LINENS N THINGS INC              COM
BBHI                10,300.000                                                 309,824.00

            LOCKHEED MARTIN CORP             COM
BBHI                 7,500.000                                                 385,500.00

            LUBRIZOL CORP                    COM
BBHL                 7,200,000                                                 234,144.00

            MAGNA INTL INC                   CL A SUB VTG
BBHL                 9,900.000                                                 792,495.00

            MANPOWER INC WIS                 COM
BBHI                17,000.000                                                 800,360.00

            MAY DEPT STORES CO               COM
BBHL                27,600.000                                                 802,332.00

            MAYTAG CORP                      COM
BBHI                17,400.000                                                 484,590.00

            MEADWESTVACO CORP                COM
BBHI                23,900.000                                                 711,025.00
BBHL                26,750.000                                                 795,812.50

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)                   (B) ISSUER/                                                  (E) CURRENT
FUND                      UNITS                  (c) DESCRIPTION OF INVESTMENT         VALUE
----        --------------------------           -----------------------------     ------------
            MEDCO HEALTH SOLUTIONS INC           COM
BBHI           10,200.000                                                            346,698.00

            MEDIMMUNE INC                        COM
BBHI           20,500.000                                                            520,700.00

            MELLON FINL CORP                     COM
BBHI           28,900.000                                                            927,979.00

            MENTOR GRAPHICS CORP                 COM
BBHI           18,600.000                                                            270,444.00

            MERCK + CO INC                       COM
BBHI           14,200.000                                                            656,040.00

            MERRILL LYNCH + CO INC               COM
BBHI           12,700.000                                                            744,855.00

            METLIFE INC                          COM
BBHL           30,000.000                                                          1,010,100.00

            MICROSOFT CORP                       COM
BBHI           30,000.000                                                            826,200.00

            MILLENNIUM CHEMICALS INC             COM
BBHL           10,400.000                                                            131,872.00

            MOTOROLA INC                         COM
BBHI            6,500.000                                                             91,455.00

            NATIONAL CITY CORP                   COM
BBHL           34,100.000                                                          1,157,354.00

            NATIONAL FINL PARTNERS CORP          COM
BBHI           13,900.000                                                            382,945.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)



(A)                   (B) ISSUER/                                                 (E) CURRENT
FUND                      UNITS                  (C) DESCRIPTION OF INVESTMENT        VALUE
----        --------------------------           -----------------------------   -------------
            NAVISTAR INTL CORP INC               COM
BBHI            6,900.000                                                          330,441.00

            NORDSTROM INC                        COM
BBHI           13,300.000                                                          456,190.00

            NORFOLK SOUTHN CORP                  COM
BBHL            57,700.00                                                        1,364,605.00

            MORTEL NETWORKS CORP                 COM
BBHL          195,800.000                                                          828,234.00

            NORTHROP GRUNMAN CORP                COM
BBHI           13,100.000                                                        1,252,360.00

            OCCIDENTAL PETE CORP                 COM
BBHL           37,900.000                                                        1,600,896.00

            OLIN CORP                            COM PAR   1
BBHI           41,000.000                                                          822,460.00

            OVERNITE  CORP                       COM
BBHI            5,900.000                                                          134,225.00

            OWENS ILL INC                        COM NEW
BBHL           21,600.000                                                          256,824.00

            PARKER HANNIFIN CORP                 COM
BBHL            7,600,000                                                          452,200.00

            PEPSICO INC                          COM
BBHL           21,900.000                                                        1,020,978.00

            PFIZER INC                           COM
BBHI           38,300.000                                                        1,353,139.00
BBHL           44,200.000                                                        1,561,586.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)


(A)                  (B) ISSUER/                                                   (E) CURRENT
FUND                    UNITS                    (C) DESCRIPTION OF INVESTMENT         VALUE
----        -----------------------------        -----------------------------    --------------
            POLO RALPH LAUREN CORP               CL A
BBHI           33,700.000                                                           970,560.00

            QWEST DIAGNOSTICS INC                COM
BBHI            5,200.000                                                           380,172.00

            QWEST COMMUNICATIONS INTL INC        COM
BBHL          190,200.000                                                           821,664.00

            RADIO ONE INC                        MON VTG CL D
BBHI           44,400.000                                                           856,920.00

            ROMAN COS INC                        COM
BBHI           45,500.000                                                         1,054,235.00

            SBC COMMUNICATIONS INC               COM
BBHI           33,400.000                                                           870,738.00
BBHL           22,500.000                                                           586,575.00

            SAFEWAY INC                          COM NEW
BBHL           22,400.000                                                           490,784.00

            SANMINA SCI CORP                     COM
BBHL           36,400.000                                                           459,004.00

            SCHLUMBERGER LTD                     COM
BBHI           28,900.000                                                         1,581,408.00

            SEARS ROEBUCK + CO                   COM
BBHL            8,000.000                                                           363,920.00

            SEMPRA ENERGY                        COM
BBHL            3,900.000                                                           117,234.00

            SMURFIT STONE CONTAINER CORP         COM
BBHL           50,600.000                                                          939,642.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)

(A)                   (B) ISSUER/                                                        (E) CURRENT
FUND                      UNITS                  (C) DESCRIPTION OF INVESTMENT               VALUE
------------------------------------------------------------------------------------------------------
            SOLECTROM CORP                       COM
BBHL          111,800.000                                                                  660,738.00

            SOUTHWEST BANCORPORATION TEX         COM
BBHI           15,000.000                                                                  582,750.00

            SPINNAKER EXPL CO                    COM
BBHI           15,900.000                                                                  513,093.00

            SPRINT CORP                          COM
BBHL           41,500.000                                                                  681,430.00

            SPRINT CORP                          PCS COM SER 1
BBHL           76,375.000                                                                  429,227.50

            SYBASE INC                           COM
BBHI           10,100.000                                                                  207,858.00

            SYHBOL TECHNOLOGIES INC              COM
BBHI           59,900.000                                                                1,011,711.00

            TECH DATA CORP                       COM
BBHL           17,900.000                                                                  710,451.00

            TELLABS INC                          COM
BBHI           49,200.000                                                                  414,756.00
BBHL           76,300.000                                                                  643,209.00

            TEMPLE INLAND INC                    COM
BBHI           19,000.000                                                                1,190,730.00

            TEXTROM  INC                         COM
BBHL           22,700.000                                                                1,295,262.00

            THOMAS + BETTS CORP                  COM
BBHL            6,300.000                                                                  144,207.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS(HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)

(A)                  (B) ISSUER/                                                    (E) CURRENT
FUND                    UNITS                    (C) DESCRIPTION OF INVESTMENT          VALUE
----        ----------------------------         -----------------------------      -------------
            TORCHMARK INC                        COM
BBHL           14,600.000                                                             664,884.00

            TOTAL SA                             SPONSORED ADR
BBHI            8,700.000                                                             804,837.00

            TRAVELERS PPTY CAS CORP NEW          CL A
BBHL           23,800.000                                                             399,364.00

            V F CORP                             COM
BBHL           20,750.000                                                             897,230.00

            VALERO ENERGY CORP                   COM
BBHL            9,800.000                                                             454,132.00

            VIACOM INC                           CL B FORMERLY COH HOH VT6
BBHI           22,000.000                                                             976,360.00

            VISHAY INTERTECHNOLOGIES INC         COM
BBHI           21,400.000                                                             490,060.00

            WACHOVIA CORP 2ND NEW                COM
BBHL           29,200.000                                                           1,360,428.00

            WASHINGTON MUT INC                   COM
BBHL           24,000.000                                                            962,880.00

            WENDYS INTL INC                      COM
BBHI           18,200.000                                                            714,168.00

            WESTWOOD ONE INC                     COM
BBHI           10,900.000                                                            372,889.00

            WHIRLPOOL CORP                       COM
BBHL            6,100.000                                                            443,165.00

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)

(A)               (B) ISSUER/                                                         (E) CURRENT
FUND                 UNITS                       (C) DESCRIPTION OF INVESTMENT           VALUE
----        -----------------------              -----------------------------      ---------------
            WISCONSIN- ENERGY CORP               COM
BBHL            10,300.000                                                              344,535.00

            WYETH                                COM
BBHL            18,900.000                                                              802,305.00
            --------------                                                          --------------
            21,099,586.914                                                          878,946,077.78

                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)

 (A)        (B) ISSUER/                                                           (E) CURRENT
FUND           UNITS                     (C) DESCRIPTION OF INVESTMENT              VALUE
-----       -----------                  -----------------------------          -------------
LOANS TO PARTICIPANTS - OTHER

             PARTICIPANTS LOANS
BBHY        22,267,395.980                                                      22,267,395.98
            --------------                                                      -------------
            22,267,395.980                                                      22,267,395.98

                                                                 EIN: 13-5158950
                                                                 PN: 100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)



 (A)        (B) ISSUER/                     (C) DESCRIPTION OF       (E) CURRENT
FUND           UNITS                            INVESTMENT              VALUE
-----       ----------                      -------------------      -----------
COMMON/COLLECTIVE TRUSTS

             JPMCB CORPORATE HIGH YIELD     OPPORTUNITY FUND

BBHQ              7,752.508                                           122,644.67
BBHR              7,167.256                                           113,385.98
                 ----------                                           ----------
                 14,919.764                                           236,030.65

                                                                 EIN: 13-5158950
                                                                 PN: 100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1 ON PAGE F-32)




 (A)     (B) ISSUER/                     (C) DESCRIPTION OF      (E) CURRENT
FUND        UNITS                            INVESTMENT             VALUE
-----    -----------                     -------------------   --------------
REGISTERED INVESTMENT COMPANY

          AMERICAN CENTY QUANTITATIVE    SMALL CAP
                                         QUANTITATIVE FD INV

BBHO       4,137,290.840                                        34,546,378.51

          AMERICAN CENTY MUT FDS INC     TWENTIETH CENTY
                                         ULTRA FD INV
BBHN       2,370,601.380                                        63,176,526.83

          JPNCB STRATEGIC PROPERTY       FHD
BBHQ             120.049                                           116,366.13
BBHR             128.674                                           124,726.53

          JPNCB EAFE EQ OPP FUND         ITT EQUITY
                                         OPPORTUNITIES FUND
BBHP           4,254.970                                            50,932.02
BBHQ          23,504.795                                           281,352.39
BBHR          34,841.626                                           417,054.26

          JPNCB US AALYST FUND
BBHP           8,542.500                                            80,812.04
BBHQ          88,747.712                                           839,553.35
BBHR         118,172.382                                         1,117,910.73

          JPNCB EMERGING MARKETS         FIXED INCOME
BBHQ          10,613.925                                           135,115.26
BBHR           7,623.402                                            97,045.90

          JPNCB EAFE PLUS FUND           MGT EAFE PLUS FUND
BBHP           4,240.090                                            51,305.02
BBHQ          29,878.470                                           361,529.48
BBHR          35,319.952                                           427,371,41

          NEW PERSPECTIVE FUND INC
BSHM       2,214,570.740                                        54,234,837.34
           -------------                                       --------------
           9,088,451.507                                       156,058,817.20


                                                                 EIN: 13-5158950
                                                                 PN:  100

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
    FORM 5500, SCHEDULE H, ITEM 4i-- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                AS OF DECEMBER 31, 2003 (AS RESTATED SEE NOTE 1)



 (A)   (B) ISSUER/                    (C) DESCRIPTION OF           (E) CURRENT
FUND      UNITS                           INVESTMENT                   VALUE
-----  -----------                    -------------------------   --------------
INSURANCE CO. GENERAL ACCOUNT
        BANK OF AMERICA               3.910 06/30/2006
BBHB    161,441,683.57                                            161,441,683.57

        BUSINESS MENS ASSURANCE CO    BMA 1442 4.800 08/01/2005
BBHB     10,562,595.69                                             10,562,595.69

        ITT INDUSTRIES SAVING + INV   DEUTSCHE ASSET MGMT
BBHB   183,291,090.940                                            183,291,090.94

        ITT INDUSTRIES AIYY101        GIC FUND
BBHB    18,298,700.000                                             18,298,700.00

        MONUMENTAL                    MDA00541TR
BBHB   186,335,163.570                                            186,335,163.57

        PYRAMID GIC FD
BBHB    17,366,355.510                                             17,366,355.51
       ---------------                                          ----------------
       577,295,589.280                                            577,295,589.28

                                                  Total         1,733,724,890.62
                                                                ================


1. RESTATEMENT

Subsequent to the issuance of the Plan's 2003 financial statements and supplemental schedule, Plan management determined that the Schedule of Assets (Held at End of Year) as of December 31, 2003, inappropriately included the underlying investment components of certain synthetic guaranteed investment contracts with a total value of $467,467,646, in the asset categories Interest Bearing Cash, Other and Registered Investment Company. The investments in these guaranteed investment contracts were also appropriately reported in the supplemental schedule within the asset category Insurance Company General Account.

As a result, the supplemental schedule has been restated to remove the inappropriate investment information from the asset categories Interest Bearing Cash, Other and Registered Investment Company. The following table summarizes the effect of the restatement at December 31, 2003:

Asset Category           As Previously Reported             As Restated
--------------           ----------------------             -----------

Interest Bearing Cash        $ 81,279,655                   $ 77,961,365

Other                         210,056,683                             --

Registered Investment
 Company                      410,151,490                    156,058,817


There is no effect on any amounts in the financial statements or notes thereto.